UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Navios Maritime Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62197119

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

Secretary

Navios Shipmanagement Holdings Corporation

85 Akti Miaouli Street, Piraeus, Greece 185 38

+302104595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,188,483 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and Navios Shipmanagement Holdings Corporation) (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,188,483 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and Navios Shipmanagement Holdings Corporation) (1)
	10	SHARED DISPOSITIVE POWER 0

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,188,483 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and Navios Shipmanagement Holdings Corporation) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes vested options to purchase 350,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Holdings Inc. (the “Issuer”) held by Ms. Frangou and 9,133,147 shares of Common Stock issuable as of April 4, 2022 upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 32,307,475 shares of Common Stock, reflecting 22,824,328 shares of Common Stock issued and outstanding as of March 31, 2022 (excluding 2,414,263 shares of Common Stock held as of March 31, 2022 by Navios Corporation, a wholly owned subsidiary of the Issuer, that are considered treasury shares), based on information provided by the Issuer, plus the 9,483,147 shares of Common Stock in the aggregate underlying vested options and the Convertible Debenture described herein as of April 4, 2022 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Amadeus Maritime S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,793
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,272,793
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,793
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based on 22,824,328 shares of Common Stock issued and outstanding as of March 31, 2022 (excluding 2,414,263 shares of Common Stock held as of March 31, 2022 by Navios Corporation, a wholly owned subsidiary of the Issuer, that are considered treasury shares), based on information provided by the Issuer.

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Raymar Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,219
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,374,219
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based on 22,824,328 shares of Common Stock issued and outstanding as of March 31, 2022 (excluding 2,414,263 shares of Common Stock held as of March 31, 2022 by Navios Corporation, a wholly owned subsidiary of the Issuer, that are considered treasury shares), based on information provided by the Issuer.

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Navios Shipmanagement Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,133,147 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,133,147 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,133,147 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 9,133,147 shares of Common Stock issuable, as of April 4, 2022, upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 31,957,475 shares of Common Stock, reflecting 22,824,328 shares of Common Stock issued and outstanding as of March 31, 2022 (excluding 2,414,263 shares of Common Stock held as of March 31, 2022 by Navios Corporation, a wholly owned subsidiary of the Issuer. that are considered treasury shares), based on information provided by the Issuer, plus the 9,133,147 shares of Common Stock underlying the Convertible Debenture described herein as of April 4, 2022 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 14 (this “Amendment No. 14”), and by Amendment No. 1 filed on February 2, 2005, Amendment No. 2 filed on May 27, 2005, Amendment No. 3 filed on July 29, 2005, Amendment No. 4 filed on February 16, 2006, Amendment No. 5 filed on May 18, 2007, Amendment No. 6 filed on June 5, 2007, Amendment No. 7 filed on October 28, 2010, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on May 15, 2015, Amendment No. 10 filed on April 12, 2007, Amendment No. 11 filed on April 13, 2018, Amendment No. 12 filed on September 9, 2019, and Amendment No. 13 filed on January 10, 2022, all other disclosure contained in the Schedule 13D filed by the Reporting Persons on December 16, 2004 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of Issuer.

(a) Ms. Frangou beneficially owns and has the sole voting power and/or dispositive power over an aggregate of 13,188,483 shares of Common Stock, such shares representing approximately 40.8% of the issued and outstanding shares of Common Stock of the Issuer based on 22,824,328 shares of Common Stock issued and outstanding as of March 31, 2022 (excluding 2,414,263 shares of Common Stock held as of March 31, 2022 by Navios Corporation, a wholly owned subsidiary of the Issuer, that are considered treasury shares), based on information provided by the Issuer, plus the 9,483,147 shares of Common Stock in the aggregate underlying vested options and the Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. The number of shares beneficially owned by Ms. Frangou includes vested options to purchase 350,000 shares of Common Stock held by Ms. Frangou, as well as 1,272,793 shares of Common Stock owned indirectly through Amadeus Maritime S.A., 1,374,219 shares of Common Stock owned indirectly through Raymar Investments S.A., and the 9,133,147 shares of Common Stock that are (although not yet issued) initially issuable upon conversion of a Convertible Debenture described herein as of April 4, 2022 owned indirectly through NSM.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2022

/s/ Angeliki Frangou Angeliki Frangou

Amadeus Maritime S.A.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: President

Raymar Investments S.A.

By:	/s/ Victor Alvarado
Name: Victor Alvarado
Title: President

Navios Shipmanagement Holdings Corporation

By:	/s/ Anna Kalathaki
Name: Anna Kalathaki
Title: Vice President